22004173

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SEC FILE NUMBER
8-30511

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Revere Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 Fifth Avenue, 35th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oseas Zuluaga (Name) 212-688-2098 (Area Code – Telephone Number) OZuluaga@reveresecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners CPAs, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop St. (Address) Rochester (City) New York (State) 14607 (Zip Code)

7/13/2010 (Date of Registration with PCAOB)(if applicable) 5175 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Revere Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Notary Public Expires September 2, 2025

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ✓ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ✓ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ✓ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Revere Securities LLC

Financial Statements
December 31, 2021

REVERE SECURITIES LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Revere Securities LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Revere Securities LLC's management. Our responsibility is to express an opinion on Revere Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Revere Securities LLC's financial statements. The supplemental information is the responsibility of Revere Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Revere Securities LLC's auditor since 2016.

RDG + Partners CPAs PLLC

Rochester, New York

March 1, 2022

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

REVERE SECURITIES LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	232,110
Cash and cash equivalents - restricted		4,399,314
Marketable securities, at fair value		801,086
Receivable from clearing broker		1,387,355
Other receivables		538,297
Prepaid expenses		70,855
Due from related parties		621,851
Operating lease right-of-use asset		406,037
Deposit		25,922
	$	8,482,827

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued commissions, expenses and other liabilities	$	2,256,312
Due to clearing broker		1,333,665
Notes payable		170,000
Operating lease liability		406,037
		4,166,014
MEMBER'S EQUITY		4,316,813
	$	8,482,827

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2021

REVENUES	
Commission income	$ 18,156,429
Management fees	2,308,315
Investment banking	4,073,884
Principal transactions	(442,312)
Other income	405,500
	24,501,816
EXPENSES	
Commissions	14,234,992
Compensation and benefits	3,020,404
Occupancy	699,532
Clearing and execution	549,766
Administrative and general	297,278
Registration and quote fees	306,489
Consulting fees	296,453
Professional fees	276,940
Travel and entertainment	245,496
Settlement	216,983
Taxes and licenses	210,091
Insurance	113,177
	20,467,601
NET INCOME	$ 4,034,215

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

BALANCE AT JANUARY 1, 2021	$ 1,851,098
Member distributions	(1,568,500)
Net income	4,034,215
BALANCE AT DECEMBER 31, 2021	$ 4,316,813

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,034,215
Adjustments to reconcile net income to net cash provided by operating activities:	
Note payable forgiveness income	(20,000)
Net changes in operating assets and liabilities affecting cash flows:	
Purchases of marketable securities, net	(801,086)
Receivable from clearing broker	(649,841)
Other receivables	(246,258)
Due from related parties	(501,458)
Prepaid expenses	(29,005)
Accrued commissions, expenses and other liabilities	1,477,530
Due to clearing broker	1,333,665
Net cash provided by operating activities	4,597,762
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(1,568,500)
Net cash used in financing activities	(1,568,500)
NET INCREASE IN CASH AND RESTRICTED CASH	3,029,262
CASH AND RESTRICTED CASH:	
Beginning of year	1,602,162
End of year	$ 4,631,424
RECONCILIATION OF CASH AND RESTRICTED CASH:	
Cash and cash equivalents	$ 232,110
Cash and cash equivalents - restricted	4,399,314
	$ 4,631,424

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2021

1. ORGANIZATION

Revere Securities LLC (the Company), a wholly-owned subsidiary of Revere Investment Holdings LLC (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company, headquartered in New York City with offices in Florida and Massachusetts, executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory and investment banking services throughout the United States. The Company also earns commissions from negotiating the sale of annuity contracts. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The Company considers all cash in banks and short-term investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk. At December 31, 2021, the Company had $4,399,314 of restricted cash representing a deposit with its clearing broker.

Receivable from Clearing Broker – Represents amounts due from the Company's clearing broker. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. Management believes that the receivables are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

Other Receivables – Other receivables primarily consist of loans made to various advisors as incentives. Pursuant to the agreements, certain of the loans will be forgiven by the Company and included as compensation upon the employees meeting the agreed-upon length of service requirements. At December 31, 2021, the loans totaled $528,795 and are included in other receivables in the accompanying statement of financial condition.

Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; accordingly, realized and unrealized gains and losses are recorded in the statement of income.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

Revenue Recognition – The Company records security transactions, including commission income, on a trade-date basis as securities transactions occur. Commissions from the sale of annuity products are recorded when the related annuity contracts have been signed. Investment banking and advisory fees are recorded when the related services have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes – The Company is a single member LLC which is wholly-owned by Holdings. As a single member LLC, the Company is a disregarded entity for income tax purposes; accordingly, no income tax provision has been reflected in the accompanying financial statements, except for the Pass-Through Entity Tax (PTET), as income or loss from the Company is included in Holdings' income tax returns. During the year ended December 31, 2021, the Company elected to pay a PTET for its member in the amount of $185,500 pursuant to the New York pass-through entity tax provisions. Such liability is allowed as a credit on the member's state income tax return. In accordance with IRS Notice 2020-75, the PTET liability will be allowed as a deduction on the member's federal tax return. Accordingly, the amount is included in taxes and licenses expense in the accompanying statement of income for the year ended December 31, 2021.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of December 31, 2021, the Company had no unrecognized tax benefits recorded in the financial statements.

Holdings files consolidated tax returns which include the income or loss of the Company. Those tax returns may be subject to examination by taxing authorities, however at December 31, 2021 there were none in progress. Management believes that Holdings is no longer subject to audit for years prior to 2018.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2022 and March 1, 2022, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

3. REVENUE RECOGNITION (*Continued*)

Commission Income (Continued) – The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

Management Fees – Management fees are earned over the period in which the services are provided.

Principal Transactions – The Company's principal transaction revenue represents fees earned from the underwriting of certain securities. Revenue is recognized upon satisfaction of the related performance obligation which is completion of the underlying transaction.

Investment Banking – Investment banking revenue is recorded when the performance obligation for the transaction is satisfied under the terms of each engagement, typically at a point in time upon the closing of the related transaction.

Other Income – The Company's other revenues consist of money market rebates, margin interest rebates, postage and handling rebates and other interest income which is recognized on a monthly basis as earned in accordance with the Company's clearing agreement.

4. INVESTMENT IN MARKETABLE SECURITIES

The cost and fair value of investments in marketable securities were as follows at December 31, 2021:

	Cost Basis	Unrealized Losses	Fair Value
Equity securities	$ 1,333,665	$ (532,579)	$ 801,086

Fair Value of Financial Instruments – The fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, receivables, and payables. At December 31, 2021, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

4. INVESTMENT IN MARKETABLE SECURITIES *(Continued)*

Fair Value of Financial Instruments (Continued) –

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.
- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2021, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments. The following is a description of the valuation methodologies used for equity securities measured at fair value:

- *Equity securities* – Valued using closing prices as reported on active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 801,086	$ -	$ -	$ 801,086

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

Furniture and fixtures	$ 30,850
Equipment	50,753
	81,603
Less: accumulated depreciation	(81,603)
	$ -

6. NOTES PAYABLE

Notes payable consisted of the following at December 31, 2021:

Note payable to the United States Small Business Administration under its Economic Injury Disaster Loan assistance program. The note bears interest at 3.75% per annum and requires monthly installments of $731, including principal and interest, commencing July 2021 through July 2050, with accrued interest being paid first. The note is collateralized by substantially all of the Company's assets.	$ 150,000
Forgivable note payable with the Company's clearing broker Int'l FC Stone. Pursuant to the agreement, the loan is being forgiven over a five-year period contingent upon the Company remaining with the clearing broker. Related loan forgiveness income was $20,000 for the year ended December 31, 2021.	20,000
	$ 170,000

7. RELATED PARTY TRANSACTIONS

Management Fee Income – During the year ended December 31, 2021, the Company recorded management fees of $2,308,315 from Revere Wealth Management, LLC (RWM), which is a wholly-owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays expenses on behalf of RWM and earns a management fee related to these services.

Due from Related Parties – Represents amounts owed by Revere Capital Advisors, LLC (RCA), RWM and Revere Investment Holdings (RIH), all affiliated entities, primarily related to the Company's expense sharing agreement, management fees and various other activities. Additionally, the amount also includes advances receivable from an officer of the Company. A summary of the activity in the account follows for the year ended December 31, 2021:

	Balance at January 1, 2021	Advances	Repayments	Balance at December 31, 2021
Due from RWM	$ 58,179	$ 828,739	$ 642,000	$ 244,918
Due from RIH	-	227,074	-	227,074
Due from RCA	61,605	116,543	58,398	119,750
Due from officer	609	29,500	-	30,109
	$ 120,393	$ 1,201,856	$ 700,398	$ 621,851

7. RELATED PARTY TRANSACTIONS *(Continued)*

Expense Sharing Arrangement – The Company and RCA share various expenses including rent, telephone, insurance, payroll and others. During the year ended December 31, 2021, the related expenses paid by (reimbursed to) the Company are recorded in the accompanying financial statements as follows:

Occupancy	$	437,500
Telephone		22,200
Insurance		13,152
Other		7,053
Payroll		(100,550)
	$	379,355

8. COMMITMENTS AND CONTINGENCIES

Retirement Plan – The Company maintains a 401(k) profit sharing plan for substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. There were no Company contributions made during the year ended December 31, 2021.

Lease Obligations – The Company leases three offices - one located in Florida and two located in Massachusetts. The Florida property lease expired in February 2022 and was subsequently extended through February 2025. The amended lease agreement provides for monthly base rentals ranging from $3,502 to $3,713 over the term of the agreement plus additional amounts for the Company's proportionate share of operating expenses. The first Massachusetts lease expired in September 2021 and was extended through September 2024. The amended lease agreement provides for monthly base rental payments of $1,975 plus additional amounts for the Company's proportionate share of operating expenses. The second Massachusetts lease expired in July 2021 and was extended through October 2024. The amended lease agreement provides for monthly base rental payments ranging from $10,688 to $11,138 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses.

The Company applies the provisions of Accounting Standards Codification Topic 842 to its lease agreements. Accordingly, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured over the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

8. COMMITMENTS AND CONTINGENCIES *(Continued)*

As of December 31, 2021, the Company had a $406,037 lease liability and right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 6.5%. Total rent expense was $699,532 for the year ended December 31, 2021. Future minimum rent payments required under these agreements follow:

2022	$ 152,400
2023	155,100
2024	129,150
Total contractual future minimum rental payments	436,650
Less: imputed interest	(30,613)
Right of use asset at December 31, 2021	$ 406,037

Legal Proceedings – In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2021.

Off-Balance Sheet Credit Risk – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

8. COMMITMENTS AND CONTINGENCIES *(Continued)*

COVID-19 Global Pandemic – During March 2020, the United States of America experienced a national health emergency related to the global COVID-19 virus pandemic. The overall consequences of the COVID-19 virus on a national, regional and local level are unknown, but have the potential to result in a significant economic downturn. The impact of this situation on the Company and its future results and financial position is not presently determinable as of the date of these financial statements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2021, the Company had net capital of $2,949,227, which was $2,698,562 in excess of its required net capital of $250,665, and a ratio of aggregate indebtedness to net capital of 1.2749 to 1.

* * * * * * * * * *

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2021

1. Total member's equity from statement of financial condition	$ 4,316,813
2. Deduct: member's equity not allowable for net capital	-
3. Total member's equity qualified for net capital	4,316,813
4. Add:	
A. Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	4,316,813
6. Deductions and/or charges:	
A. Total non-allowable assets from statement of financial condition	(1,247,423)
B. Security demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	3,069,390
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	(120,163)
D. Undue concentration	-
E. Other	-
10. Net capital	$ 2,949,227

(Continued)

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6 2/3% of line 19)	$ 250,665
12. Minimum dollar net capital requirement of reporting broker and dealer	$ 100,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,665
14. Excess net capital (line 10 less line 13)	$ 2,698,562
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 2,573,229

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A. I. liabilities from statement of financial condition	$ 3,759,977
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
18. Deduct: adjustment based on deposits in special reserve accounts	
19. Total aggregate indebtedness	$ 3,759,977
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	127.49%

Reconciliation with computation included in Part IIA of FOCUS Report as of December 31, 2021:

Net capital, as originally reported in the Company's Part II (unaudited) FOCUS Report	$ 3,033,043
Audit adjustment to accrued commissions payable	(83,816)
Net capital, per audited financial statements	$ 2,949,227

(Concluded)

REVERE SECURITIES LLC

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2021

To the best of my knowledge and belief, Revere Securities LLC claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the exemption provision) for the entire year ended December 31, 2021.

To the best of my knowledge and belief, Revere Securities LLC has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) throughout the entire year ended December 31, 2021 as described in paragraph (d)(4)(iii) of this section without exception.

William Moreno, CEO

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
of Revere Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Revere Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Revere Securities LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Revere Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Rochester, New York

March 1, 2022

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

REVERE SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraphs (k)(2)(i) and (ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
of Revere Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Revere Securities LLC is responsible for its SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Revere Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Rochester, New York

March 1, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 32,928

B. Less payment made with SIPC-6 filed (**exclude interest**) (15,434)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,494

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 17,494

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Revere Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the_____ day of________________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-21
and ending 12-31-21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,501,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar expense reimbursement to the I/A with no markup (Deductions in excess of $100,000 require documentation)	2,470,577
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 79,521	
Enter the greater of line (i) or (ii)	79,521
Total deductions	2,550,098
2d. SIPC Net Operating Revenues	$ 21,951,718
2e. General Assessment @ .0015	$ 32,928 (to page 1, line 2.A.)

(Amended) 2[illegible]

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SIPC-7 1/1/22 TO 12/31/22
Amended Short pay

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ~~32,928~~ 33,999

B. Less payment made with SIPC-6 filed (exclude interest) (15,434)

____
Date Paid

C. Less prior overpayment applied (______________)

D. Assessment balance due or (overpayment) ______________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~17,494~~ 18,565

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ~~17,494~~ 18,565 <17,494>

H. Overpayment carried forward $(______________) Add'l amount 1,071.[00]

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Revere Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the _____ day of ______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-21
and ending 12-31-21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,501,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	714,187
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar For dollar expense reimbursement to the I/A with no markup (Deductions in excess of $100,000 require documentation)	2,470,577
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 79,521	
Enter the greater of line (i) or (ii)	79,521
Total deductions	2,550,098
2d. SIPC Net Operating Revenues	22,665,905 $ ~~21,951,718~~
2e. General Assessment @ .0015	33,999 $ ~~32,928~~ (to page 1, line 2.A.)